
January 22, 2025

Todd Usen
Chief Executive Officer
Adagio Medical Holdings, Inc.
26051 Merit Circle, Suite 102
Laguna Hills, CA 92653

      Re: Adagio Medical Holdings, Inc.
           Registration Statement on Form S-1
           Filed January 14, 2025
           File No. 333-284266

Dear Todd Usen:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Nicholas O'Leary at 202-551-4451 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Industrial Applications and Services

cc: Michael Lee, Esq.